UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32535

Bancolombia S.A.

(Exact name of registrant as specified in its charter)

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

Telephone: +57 604 4041918

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.875% Subordinated Notes due 2027

8.625% Subordinated Notes due 2034

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.875% Subordinated Notes due 2027: 26

8.625% Subordinated Notes due 2034: 35

EXPLANATORY NOTE

*On August 15, 2025, the delisting of Bancolombia S.A.’s (“Bancolombia”) 4.875% Subordinated Notes due 2027 (the “4.875% Notes”) and 8.625% Subordinated Notes due 2034 (the “8.625% Notes”, and together with the 4.875% Notes, the “Notes”) became effective and terminated Bancolombia’s reporting obligations in respect of the Notes under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the filing of a Form 25 by Bancolombia on August 4, 2025. Bancolombia is filing this Form 15 to provide notice of its intention to cease filing reports with the Commission under Section 15(d) of the Exchange Act pursuant to Rule 12h-3(b)(1)(i). As of August 15, 2025, each of the 4.875% Notes and the 8.625% Notes were held of record by fewer than 300 persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Bancolombia S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2025	By:	/s/ Mauricio Botero Wolff
Name: Mauricio Botero Wolff
Title: Vice President of Strategy and Finance